UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: November 16, 2009
Commission file number 1- 32479
TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
4th Floor
Belvedere Building
69 Pitts Bay Road
Hamilton, HM08 Bermuda
(Address of principal executive office)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40- F ☐
          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☑
          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☑

Item 1 — Information Contained in this Form 6-K Report
SIGNATURES

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:
• REGISTRATION STATEMENT ON FORM F-3 (NO. 333-162579) ORIGINALLY FILED WITH THE SEC ON OCTOBER 20, 2009
• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-124647) FILED WITH THE SEC ON MAY 5, 2005
Item 1 — Information Contained in this Form 6-K Report
Regulations
Environmental Regulations — The United States Regulations
The United States has enacted an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including discharges of oil cargoes, bunker fuels or lubricants, primarily through the Oil Pollution Act of 1990 (or OPA 90) and the Comprehensive Environmental Response, Compensation and Liability Act (or CERCLA). OPA 90 affects all owners, bareboat charterers, and operators whose vessels trade to the United States or its territories or possessions or whose vessels operate in United States waters, which include the U.S. territorial sea and 200-mile exclusive economic zone around the United States.
Under OPA 90, vessel owners, operators and bareboat charters are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war and the responsible party reports the incident and reasonably cooperates with the appropriate authorities) for all containment and cleanup costs and other damages arising from discharges or threatened discharges of oil from their vessels. These other damages are defined broadly to include:
•	natural resources damages and the related assessment costs;

•	real and personal property damages;

•	net loss of taxes, royalties, rents, fees and other lost revenues;

•	lost profits or impairment of earning capacity due to property or natural resources damage;

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

•	loss of subsistence use of natural resources.
OPA 90 limits the liability of responsible parties. Effective as of July 31, 2009, the limit for double-hulled tank vessels was increased to the greater of $2,000 per gross ton or $17,088,000 per double-hulled tanker per incident, subject to possible further adjustment for inflation. These limits of liability would not apply if the incident were proximately caused by violation of applicable U.S. federal safety, construction or operating regulations, including IMO conventions to which the United States is a signatory, or by the responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. In addition, CERCLA, which applies to the discharge of hazardous substances (other than oil) whether on land or at sea, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million, unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited. We currently maintain for each of our vessel’s pollution liability coverage in the maximum coverage amount of $1 billion per incident. A catastrophic spill could exceed the coverage available, which could harm our business, financial condition and results of operations.
Under OPA 90, with limited exceptions, all newly built or converted tankers delivered after January 1, 1994 and operating in United States waters must be built with double-hulls. All of our existing tankers are, and all of our newbuildings will be, double-hulled.
The United States Coast Guard (or Coast Guard) has implemented regulations requiring evidence of financial responsibility in an amount equal to the applicable OPA limitation on liability for double-hulled tankers plus the CERCLA liability limit of $300 per gross ton. Under the regulations, such evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternate method subject to agency approval. Under OPA 90, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum limited liability under OPA 90 and CERCLA.

The Coast Guard’s regulations concerning certificates of financial responsibility (or COFR) provide, in accordance with OPA 90, that claimants may bring suit directly against an insurer or guarantor that furnishes COFR. In addition, in the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided COFR under pre-OPA 90 laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses.
The Coast Guard’s financial responsibility regulations may also be satisfied by evidence of surety bond, guaranty or by self-insurance. Under the self-insurance provisions, the shipowner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the Coast Guard regulations by obtaining financial guaranties from a third party. If other vessels in our fleet trade into the United States in the future, we expect to obtain additional guaranties from third-party insurers or to provide guaranties through self-insurance.
OPA 90 and CERCLA permit individual states to impose their own liability regimes with regard to oil or hazardous substance pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited strict liability for spills. We intend to comply with all applicable state regulations in the ports where our vessels call.
Owners or operators of tank vessels operating in United States waters are required to file vessel response plans with the Coast Guard, and their tank vessels are required to operate in compliance with their Coast Guard approved plans. Such response plans must, among other things:
•	address a “worst case” scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a “worst case discharge”;

•	describe crew training and drills; and

•	identify a qualified individual with full authority to implement removal actions.
We have filed vessel response plans with the Coast Guard for the tankers we own and have received approval of such plans for all vessels in our fleet to operate in United States waters. In addition, we conduct regular oil spill response drills in accordance with the guidelines set out in OPA 90. The Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances. OPA 90 allows U.S. state legislatures to pre-empt associated regulation if the state’s regulations are equal or more stringent. Several coastal states such as California, Washington and Alaska require state-specific COFR and vessel response plans.
CERCLA contains a similar liability regime to OPA 90, but applies to the discharge of “hazardous substances” rather than “oil.” Petroleum products and LNG and LPG should not be considered hazardous substances under CERCLA, but additives to oil or lubricants used on LNG or LPG carriers might fall within its scope. CERCLA imposes strict joint and several liability upon the owner, operator or bareboat charterer of a vessel for cleanup costs and damages arising from a discharge of hazardous substances.
OPA 90 and CERCLA do not preclude claimants from seeking damages resulting from the discharge of oil and hazardous substances under other applicable law, including maritime tort law. Such claims could include attempts to characterize the transportation of LNG or LPG aboard a vessel as an ultra-hazardous activity under a doctrine that would impose strict liability for damages resulting from that activity. The application of this doctrine varies by jurisdiction. There can be no assurance that a court in a particular jurisdiction will not determine that the carriage of oil or LNG or LPG aboard a vessel is an ultra-hazardous activity, which would expose us to strict liability for damages we cause to injured parties even when we have not acted negligently.
Environmental Regulation — Other Environmental Initiatives
Although the United States is not a party, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (or CLC), and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, which are applicable to vessels that carry persistent oil (not LNG or LPG) as cargo, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The liability limits in the countries that have ratified this Protocol are currently approximately $7.2 million plus approximately $1005 per gross registered tonne above 5,000 gross tonnes with an approximate maximum of $143 million per vessel and the exact amount tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC when the spill is caused by the owner’s actual fault or privity and, under the 1992 Protocol, when the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law governs, and liability is imposed either on the basis of fault or in a manner similar to the CLC.
In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships (or Annex VI) to address air pollution from ships. Annex VI, which became effective in May 2005, sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibit deliberate emissions of ozone depleting substances, such as halons, chlorofluorocarbons, emissions of volatile compounds from cargo tanks and prohibition of shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. We plan to operate our vessels in compliance with Annex VI. Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our ships.
In addition, the IMO, various countries and states, such as Australia, the United States and the State of California, and various regulators, such as port authorities, the U.S. Coast Guard and the U.S. Environmental Protection Agency (or EPA), have either adopted legislation or regulations, or are separately considering the adoption of legislation or regulations, aimed at regulating the discharge of ballast water and the discharge of bunkers as potential pollutants (OPA 90 applies to discharges of bunkers or cargoes).
The United States Clean Water Act prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA 90 and CERCLA discussed above. Pursuant to regulations promulgated by the EPA in the early 1970s, the discharge of sewage and effluent from properly functioning marine engines was exempted from the permit requirements of the National Pollution Discharge Elimination System. This exemption allowed vessels in U.S. ports to discharge certain substances, including ballast water, without obtaining a permit to do so. However, on March 30, 2005, a U.S. District Court for the Northern District of California granted summary judgment to certain environmental groups and U.S. states that had challenged the EPA regulations, arguing that the EPA exceeded its authority in promulgating them. On September 18, 2006, the U.S. District Court in that action issued an order invalidating the exemption in EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing the EPA to develop a system for regulating all discharges from vessels by that date.
The EPA appealed this decision to the Ninth Circuit Court of Appeals which on July 23, 2008, upheld the District Court’s decision. In response, the EPA adopted a new Clean Water Act permit titled the “Vessel General Permit.” Effective February 6, 2009, container vessels (including all vessels of the type operated by us) operating as a means of transportation that discharge ballast water or certain other incidental discharges into U.S. waters must obtain coverage under the Vessel General Permit and comply with a range of best management practices, reporting, inspections and other requirements. The Vessel General Permit also incorporates U.S. Coast Guard requirements for ballast water management and exchange and includes specific technology-based requirements for vessels, including oil and petroleum tankers. Under certain circumstances, the EPA may also require a discharger of ballast water or other incidental discharges to obtain an individual permit in lieu of coverage under the Vessel General Permit. These new requirements will increase the cost of operating our vessels in U.S. waters.
Since the EPA’s adoption of the Vessel General Permit, several U.S. states have added specific requirements to the permit through the Clean Water Act section 401 certification process (which varies from state to state) and, in some cases, require vessels to install ballast water treatment technology to meet biological performance standards.
Since January 2009, several environmental groups and industry associations filed challenges in U.S. federal court to the EPA’s issuance of the Vessel General Permit. These cases are still in early procedural stages of litigation.
Taxation of the Partnership
Spanish Taxation
The following discussion is based upon the tax laws of Spain and regulations, rulings and judicial decisions thereunder, and is subject to possible change on a retroactive basis. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the Spanish income tax considerations applicable to us.
Spainco owns, directly and indirectly, a number of other Spanish subsidiaries, including those operating five of our Suezmax tankers and four of our Spanish LNG carriers.

Taxation of Spanish Subsidiaries Engaged in Shipping Activities. Spain imposes income taxes on income generated by our operating Spanish subsidiaries’ shipping-related activities at a rate of 30%. Two alternative Spanish tax regimes provide incentives for Spanish companies engaged in shipping activities; the Canary Islands Special Ship Registry (or CISSR) and the Spanish Tonnage Tax Regime (or TTR). As at December 31, 2008, the vessels operated by our operating Spanish subsidiaries were subject to the TTR, with the exception of two LNG carriers.
The TTR applies to Spanish companies that own or operate vessels. In the first moment, there was no requirement for the vessel to maintain the Spanish or Canary Island flag or to follow the crewing requirements that correspond to these flags. However, the TTR regime was modified and now it is required that a certain percentage (measured in terms of net tonnage) of the vessels owned or operated under the TTR regime are flagged in a European Union member state. Once granted, the TTR regime applies to the shipping company for an initial period of 10 years, which may be extended for successive 10-year periods upon application by the company.
Under this regime, the applicable income tax is based on the weight (measured as net tonnage) of the vessel and the number of days during the taxable period that the vessel is at the company’s disposal, excluding time required for repairs. The tax base currently ranges from 0.20 to 0.90 Euros per day per 100 tonnes, against which the generally applicable tax rate of 30% will apply. If the shipping company also engages in activities other than those subject to the TTR regime, income from those other activities will be subject to tax at the generally applicable rate of 30%.
If a vessel is acquired and disposed of by a company while it is subject to the TTR regime, any gain on the disposition of the vessel generally is not subject to Spanish taxation. If the company acquired the vessel prior to becoming subject to the TTR regime or if the company acquires a used vessel after becoming subject to the TTR regime, the difference between the fair market value of the vessel at the time it enters into the TTR and the tax value of the vessel at that time is added to the taxable income in Spain when the vessel is disposed of and generally remains subject to Spanish taxation at the rate of 30%.
We believe that the TTR regime provides several advantages over the CISSR, including increased flexibility on registering and crewing vessels, a lower overall tax payable and a possible reduction in the Spanish tax on any gain from the disposition of the vessels.
To qualify under the CISSR, the Spanish company’s vessels must be registered in the Canary Islands Special Ship Registry. Under this registry, the Master and First Officer for the vessel must be Spanish nationals and at least 50% of the crew must be European Union nationals. Two of the vessels of our operating Spanish subsidiaries currently are registered in the Canary Islands Special Ship Registry and meet these ship personnel requirements. As a result, we believe that these subsidiaries qualify for the tax benefits associated with the CISSR, representing a credit equal to 90% against the tax otherwise payable on income from the commercial operation of the vessels. This credit effectively reduces the Spanish tax rate on this income to 3%. This deduction does not apply to gains from vessel dispositions.
Taxation on Distributions by Spanish Entities. Income distributed to non-residents of Spain by our Spanish subsidiaries as dividends may be subject to a 18% Spanish withholding tax, unless the dividends are paid to an entity resident in a European Union member state, subject to certain requirements, or to an entity resident in a “tax treaty” jurisdiction. In addition, interest paid by Spanish entities on debt owed to non-residents of Spain is generally subject to a 18% withholding tax.
Spainco has obtained shareholder approval for itself and its subsidiaries to file a consolidated tax return for the 2005 through 2008 tax years, and it intends to do so for its 2009 Spanish tax filing due in July of 2010. As a result, no withholding taxes should apply to any interest or dividend payments made between Spainco and its Spanish subsidiaries.
As described above, Spainco is capitalized with debt and equity from Luxco, which owns 100% of Spainco. We expect that Spainco will not pay dividends but will distribute all of its available cash through the payment of interest and principal on its loans owing to Luxco for at least the next ten years. Once these loans are fully repaid, Spainco will distribute all of its available cash to Luxco through dividends.
Pursuant to Spanish law, interest paid by Spainco to Luxco is not subject to Spanish withholding tax if our Spanish subsidiaries respect the debt-to-equity provisions applicable to direct and indirect debt borrowed from non-European Union resident related parties and if Luxco is a resident of Luxembourg, Luxco does not have a permanent establishment in Spain, and Luxco is not a company qualifying as a tax-exempt 1929 holding company under Luxembourg legislation. We believe Luxco meets the Spanish law requirements. Consequently, we believe that interest paid by Spainco to Luxco should not be subject to withholding tax in Spain.
Pursuant to the European Union Parent-Subsidiary Directive, dividends paid by Spainco to Luxco are not subject to Spanish withholding taxes if Luxco meets an ownership requirement and a Luxembourg presence requirement. We do not anticipate Spainco paying dividends to Luxco in the foreseeable future.

Qatar Taxation
The following discussion is based upon our knowledge of the current tax laws of Qatar and regulations, rulings and judicial decisions thereunder. We understand that a revised tax law has been approved by the Council of Ministers and is awaiting ratification prior to publication. Whilst there are no reasons to expect the practice referred to in the following two paragraphs to change, this can only be confirmed once the new tax law is published. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the Qatar income tax considerations applicable to us.
The Qatar Public Revenue and Tax Department’s (or QPRTD) has confirmed that foreign entities are subject to tax in Qatar on income earned from international shipping within Qatari waters. Qatar income tax is usually determined separately for each entity, although on occasion the QPRTD may insist upon a consolidated basis being adopted for multiple foreign entities owned by a common parent. In our case, the three LNG carriers we began operating in Qatar beginning in late 2006 (or the RasGas II LNG Carriers) are operated by separate shipowning subsidiaries owned by Teekay Nakilat Corporation (or Teekay Nakilat), of which we own a 70% interest. An additional four LNG carriers, which were delivered between May 2008 and July 2008, are owned by the Ras Gas 3 Joint Venture in which we acquired a 40% interest in May 2008.
Based on the QPRTD’s confirmation, we believe that Teekay Nakilat’s income earned from activity in Qatar is taxable. Because the time charter revenue we earn from the Qatari voyages is earned on a daily or time use basis, we believe it is more likely than not that this revenue will be taxable in Qatar only in relation to the time the vessels operate in Qatari waters. Expenses specifically and demonstrably related to the revenue taxable in Qatar should be deductible in calculating income subject to Qatari tax.
Based on our anticipated operation of the three RasGas II LNG Carriers, we believe that the allocation and deduction of operating expenses, tax depreciation and interest expense to the revenue taxable in Qatar should result in no taxation in Qatar for the first ten years of operation, ending in 2016. Furthermore, because the time charters for the RasGas II LNG Carries provide for a gross up payment for any Qatari tax Teekay Nakilat must pay with respect to the operation of the LNG carriers in Qatari waters, we believe any Qatari taxes will not affect our financial results. However, during January 2006, Teekay Corporation entered into finance leases with a U.K. lessor for the three RasGas II LNG Carriers and will have to separately reimburse the lessor for any Qatari taxes. We expect any Qatar tax that the lessor may incur will be insignificant in amount.
SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2009	TEEKAY LNG PARTNERS L.P.
	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)